Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

Three Months Ended March 31,
2017
Earnings:
Income before income taxes	$66,111
Add: Fixed Charges	10,289
Add: Amortization of capitalized interest	35
Less: Interest capitalized	1,198
Less: Earnings from joint venture, net	(3)
Total earnings	$75,240

Fixed charges:
Interest costs (1)	$9,599
Interest factor of operating lease expense (2)	690
Total fixed charges	$10,289

Ratio of earnings to fixed charges (3)	7.31

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.